UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

EMBASSY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

290791102
(CUSIP Number)

David M. Lobach, Jr.
100 Gateway Drive, Suite 100
Bethlehem, Pennsylvania 18017
(610) 882-8800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290791102

1.	Names of Reporting Persons:	David M. Lobach, Jr.

IRS Identification Nos. of Above Persons (entities only):	Not applicable

2.	Check the Appropriate Box if a Member of a Group	(See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	332,110

8.	Shared Voting Power	9,999

9.	Sole Dispositive Power	332,110

10.	Shared Dispositive Power	9,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	449,575

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	5.99%

14.	Type of Reporting Person (See Instructions)	IN

TABLE OF CONTENTS

Item 1.Security and Issuer

Item 2.Identity and Background

Item 3.Source and Amount of Funds or Other Consideration

Item 4.Purpose of Transaction

Item 5.Interest in Securities of the Issuer

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.Material to be Filed as Exhibits

Signatures

CUSIP No. 290791102

Item 1. Security and Issuer

This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of Embassy Bancorp, Inc., a Pennsylvania corporation (the “Company”).  The address of the principal executive office of the Company is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania 18017.

Item 2. Identity and Background

This statement is filed by David M. Lobach, Jr. (“Mr. Lobach”), who is a United States citizen.  Mr. Lobach is Chairman, President and Chief Executive Officer of the Company and its primary operating subsidiary, Embassy Bank for the Lehigh Valley (the “Bank”), and is also a member of Red Bird Associates, LLC.  His business address is 100 Gateway Drive, Suite 100, Bethlehem, Pennsylvania.  During the last five years, Mr. Lobach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, Mr. Lobach may be deemed to beneficially own an aggregate of 449,575 Shares as detailed in Item 5.

The Shares were acquired as a result of the reorganization of the Bank into a one bank holding company structure (the “Reorganization”), the subsequent receipt and exercise of options to purchase Shares of Common Stock issued pursuant to the Company’s 2001 Option Plan and 2010 Stock Incentive Plan, the receipt of restricted Shares of Common Stock issued pursuant to the Company’s 2010 Stock Incentive Plan, and acquisitions in the open-market and in privately negotiated transactions.

Pursuant to a Plan of Merger and Reorganization dated April 18, 2008, on the effective date of the Reorganization, each issued and outstanding share of the Bank’s common stock was automatically converted into one share of the Company’s common stock, and each then outstanding option to acquire a share of the common stock of the Bank issued under the Embassy Bank 2001 Option Plan became and was converted into an option to acquire a share of the Company on the same terms and conditions and remained outstanding.  The Reorganization was effective November 11, 2008.

CUSIP No. 290791102

Item 4. Purpose of Transaction

Mr. Lobach acquired his Shares in the various transactions described in Item 3 above.  Mr. Lobach is a founder of the Bank and, subsequently, the Company.  Shares of the Bank originally acquired by Mr. Lobach were acquired for purposes of initially capitalizing the Bank.

At the present time, Mr. Lobach, both individually and as a member of Red Bird Associates, LLC, does not plan any significant acquisitions or dispositions of Company securities.  He may, however, periodically acquire or dispose of Company securities as circumstances dictate.  Mr. Lobach is Chairman, President and Chief Executive Officer of the Company and, if required, he intends to vote his common stock in favor of plans, transactions and matters which he supports.  At this time, however, Mr. Lobach does not have any plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in present capitalization or dividend policy of the Company; change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments which would impede the acquisition or control of the Company by any person; causing the common stock to be authorized for quotation on NASDAQ or eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar actions.

Item 5. Interest in Securities of the Issuer

On December 22, 2016, Mr. Lobach may be deemed to have beneficial ownership in 449,575 Shares of Company common stock, representing 5.99% of the outstanding Shares as of December 22, 2016 (including Mr. Lobach’s vested, but unexercised stock options described below).  Of this amount, Mr. Lobach holds 331,905 Shares either individually or in an individual retirement account and he has the sole power to vote and dispose of those Shares.  Mr. Lobach has a right to acquire 61,162 Shares pursuant to vested stock options (the “Option Shares”).

Mr. Lobach has sole power to vote and dispose of 205 shares held by himself as custodian under the Uniform Gifts to Minors Act for the benefit of his granddaughter.

Mr. Lobach has shared power to vote and dispose of 4,203 shares held jointly with his spouse.

Mr. Lobach has shared power to vote and dispose of 196 shares held jointly with his son.

Mr. Lobach is a member of Red Bird Associates, LLC, a real estate holding company owned by certain directors and executive officers of the Company.  The members have the right, authority and responsibility to manage the operations and affairs of Red Bird Associates, LLC and its business.   All decisions requiring the consent or action of the members are effective if agreed to by a majority of the members.  Therefore, Mr. Lobach is deemed to share power to vote and dispose of all 5,600 Shares owned by Red Bird Associates, LLC.

Mr. Lobach may be deemed to beneficially own 46,304 Shares held by his spouse in an individual retirement account.  Mr. Lobach does not have sole or shared power to vote or dispose of these Shares.

CUSIP No. 290791102

During the previous 60 days, Mr. Lobach has engaged in the following transactions involving Company common stock:

•	Purchase of 500 Shares on December 6, 2016 at a purchase price of $11.98 per Share in an open-market transaction;
•	Purchase of 703 Shares on December 7, 2016 at a purchase price of $12.09 per Share in an open-market transaction;
•	Purchase of 500 Shares on December 9, 2016 at a purchase price of $12.64 per Share in an open-market transaction;
•	Receipt of 16,405 Shares of restricted Common Stock on December 21, 2016 pursuant to a grant received under the Company’s 2010 Stock Incentive Plan; and
•	Purchase of 325 Shares on December 22, 2016 at a purchase price of $13.50 per Share in an open-market transaction.

Additionally, on December 22, 2016, Mr. Lobach’s spouse purchased 435 Shares at a purchase price of $13.50 per Share in an open-market transaction.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Lobach is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for outstanding options to purchase Shares issued under the Company’s 2001 Option Plan and 2010 Stock Incentive Plan and loan agreements pursuant to which Shares were pledged as security in the ordinary course (which loan proceeds were not used to finance the acquisition of any Shares), the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Form of Stock Option Agreements governing the Option Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 30, 2016	/s/ David M. Lobach, Jr.
David M. Lobach, Jr.